Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO: THE MANAGEMENT BOARD APPROVES THE OLIMPIA - TELECOM ITALIA TRANSACTION

Torino, Milano, 3rd May 2007 — The Management Board of Intesa Sanpaolo in its today’s meeting chaired by Enrico Salza approved the agreement, reached and disclosed to the market on 28th April last by Assicurazioni Generali, Intesa Sanpaolo, Mediobanca and Sintonia SA - together with Telefonica SA - with the Pirelli group, Sintonia S.p.A. and Sintonia SA, for the purchase of the entire share capital of Olimpia at a provisional price of 4.1 billion euro, conditional upon the authorisations and approvals of competent authorities.

In particular, the Board approved the purchase of Olimpia to take place via a newco, Telco - destined to absorb Olimpia and hold after the transaction an approximately 23.6% stake in the voting share capital of Telecom Italia - in which Intesa Sanpaolo will own 10.6% of the capital by means of 522 million euro contributed in cash.

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
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